EXHIBIT 5.1

[Cooley Godward LLP Letterhead]

October 2, 2003

Lynx Therapeutics, Inc.
25861 Industrial Blvd.
Hayward, CA 94545

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Lynx Therapeutics, Inc., a Delaware corporation (the “Company”), of a Registration Statement on Form S-3 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering for resale of up to 628,877 shares of the Company’s common stock (the “Shares”), with a par value of $0.01, issued in connection with the Collaboration Agreement by and between the Company and Takara Bio Inc. as amended by Amendment No. 1, dated December 19, 2002, and by Amendment No. 2, dated June 30, 2003.

In connection with this opinion, we have examined the Registration Statement and related Prospectus included therein, the Company’s Amended and Restated Certificate of Incorporation and Bylaws, as amended, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof. We have relied upon an officer’s certificate confirming receipt of payment for the Shares upon their original issuance.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares have been validly issued, and are fully paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the Prospectus included in the Registration Statement.

Sincerely,

COOLEY GODWARD LLP

By:	/s/ James C. Kitch

James C. Kitch